November 28, 2017

Via EDGAR

Katherine Wray

Attorney-Advisor

Office of Information Technologies and Services

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	IronClad Encryption Corporation

Registration Statement on Form S-1 filed October 17, 2017

Amendment No. 1 filed October 24, 2017

File No. 333-220995

Dear Ms. Wray:

On behalf of our client, IronClad Encryption Corporation (“IronClad” or the “Registrant”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated November 13, 2017 relating to the above-referenced Registration Statement on Form S-1 and Amendment No. 1 (as amended, the “Registration Statement”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of IronClad to that particular comment. In addition, we are enclosing an Amendment No. 2 (“Amendment No. 2”) to Form S-1, which was transmitted to the Commission today and filed via EDGAR. We are also providing you supplementally six courtesy copies of Amendment No. 2 marked to show changes from the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Registration Statement on Form S-1

Cover Page

Comment No. 1

Please prominently disclose on the prospectus cover page and/or in the prospectus summary that your auditors have issued a going concern opinion.

Response to Comment No. 1

We note your comment. As you know, the letter from the Registrant’s auditors accompanying its report states that “[t]he accompanying financial statements have been prepared assuming the Company will continue as a going concern.” The letter continues by referencing Note 2 to the financial statements and disclosure that the Registrant “has not yet established an ongoing source of revenues sufficient to cover its operating costs and would be dependent upon outside funding, which raises substantial doubt about its ability to continue as a going concern.” Consistent with the above, we have added disclosure in the prospectus summary regarding IronClad’s current absence of an ongoing source of revenues sufficient to cover its operating costs and its dependence on outside funding, which is required if the Registrant is to continue as a going concern.

Use of Proceeds, page 17

Comment No. 2

You disclose that proceeds from the sale of Class A common stock to Tangiers pursuant to the equity line arrangement will be used for general corporate purposes. Please clarify if any of the proceeds will be used to discharge indebtedness, and if so, please include the additional disclosures required under Item 504 of Regulation S-K. In this regard, we note that you have outstanding convertible notes payable to Tangiers.

Response to Comment No. 2

In response to your comment we have added disclosure in the Registration Statement clarifying that IronClad does not intend to use any of the proceeds from the equity line to discharge funded indebtedness.

Comment No. 3

Please include a more robust discussion of the likelihood that the company will ever receive the full amount of proceeds from the Investment Agreement, and if the company is not likely to receive the full amount, why the parties chose the particular dollar amount of the equity line.

Response to Comment No. 3

In response to your comment we have added additional disclosure in the Registration Statement.

Selling Stockholders, page 20

Comment No. 4

Please explain why the beneficial ownership of Delaney Equity Group before the offering presented in the table “[d]oes not include any of the 187,500 shares of Class A common stock currently owned by Delaney Equity Group as of October 17, 2017,” as stated in footnote 4. Alternatively, revise the table as appropriate.

Response to Comment No. 4

In response to your comment we have revised the beneficial ownership of Delaney Equity Group in the selling stockholder table and clarified the disclosure in footnote 4 to the table in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 35

Comment No. 5

We note your disclosure that, “absent additional cash inflows, [you] do not have adequate capital resources to continue to meet all of [y]our current and future obligations as they may come due over the next quarter and next twelve months,” and we note you have quantified your working capital. Please revise this section to quantify as well the amount of funds that are necessary to implement your business plans for the next twelve months, and state how long you will be able to operate and maintain your periodic reporting obligations if you do not raise additional capital.

Response to Comment No. 5

In response to your comment we have added additional disclosure in the Registration Statement.

Notes to the Financial Statements

Note 1 – Organization, Recent History, and Description of Businesses, page F-5

Comment No. 6

Your disclosure indicates that the reverse merger is deemed a recapitalization and the consolidated financial statements represent the substantive continuation of the operations and thus the financial statements of the subsidiary InterLok Key Management, Inc. Clarify why the financial statements included in your registration statement for the years ended December 31, 2016 and 2015 are the historical financial statements of Butte Highlands Mining Company rather than InterLok Key Management, Inc.

Response to Comment No. 6

In response to your comment, we supplementally advise the Staff that we believe that the prospectus included in the registration statement contains the financial statements required by Regulations S-K and S-X for the Registrant, IronClad Encryption Corporation, not InterLok Key Management, Inc., the wholly owned subsidiary of the Registrant and that such financial statements properly include information regarding the capitalization of the Registrant rather than InterLok.

Please note that the audited financial statements of InterLok Key Management, Inc. for the years ended December 31, 2016 and 2015 were included as Exhibit 23.1 in the Registrant’s Form 8-K filed on January 6, 2017. That Form 8-K is incorporated by reference in the registration statement (see page 47, “Incorporation of Certain Information by Reference”).

The audited financial statements as of and for the years ended December 31, 2016 and 2015 reflect the facts and circumstances of the Registrant as of and for those periods before the changes in certain facts and circumstances of the Registrant resulting from the reverse merger on January 6, 2017.

We believe that the prospectus includes the financial statements required by Regulations S-K and S-X; however, because of the unique nature of a reverse merger, we have also tried to include in the prospectus historical financial information of InterLok, including results of operations during both the interim quarterly and year to date periods ended September 30, 2017 and the historical comparative operating results for the same interim periods ended September 30, 2016, as well as historical balance sheet information as of December 31, 2016, that is necessary to account for the reverse merger.

For example, the comparative interim results of operations and the December 31, 2016 balance sheet information of InterLok are included in the Condensed and Consolidated Financial Statements as of and for the three and nine month periods ended September 30, 2016, which are contained in the prospectus.

In addition, (i) the assets and liabilities reported in the interim financial statements as of September 30, 2017 and December 31, 2016, (ii) selected portions of the equity section, and (iii) the earnings reported for the three and nine month periods ended September 30, 2016, are those of InterLok. When filed, the Registrant’s annual report on Form 10-K as of and for the years ended December 31, 2017 will include the earnings of InterLok through December 31, 2016 (which will be used to determine the retained earnings of the Registrant that is reported on the balance sheet at December 31, 2017).

Note 6 – Subsequent Events, page F-17

Comment No. 7

We note that Mr. McGraw’s performance based option to purchase 10,000,000 shares is listed here as having an exercise price of $0.15 per share if the stock reaches $15 per share. Please revise the option price to be consistent with the price of $1.00 per share if the stock reaches $15 per share, as indicated in Section 3 of his employment agreement, or advise.

Response to Comment No. 7

In response to your comment we have revised the disclosure in this section to reflect an option exercise price of $1.00 per share consistent with Section 3 of Mr. McGraw’s employment agreement.

Exhibit 5.1 – Legality Opinion

Comment No. 8

Please explain how counsel was able to conclude that the one million shares of your Class A common stock issuable pursuant to your Investment Agreement with Tangiers are currently – as opposed to “will be” – validly issued, fully paid and nonassessable,” or have counsel revise its opinion as appropriate.

Response to Comment No. 8

In response to your comment the legality opinion has been revised. The revised opinion has been filed with Amendment No. 2.

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If you have any questions or comments, please contact me at the above-listed number.

Very truly yours,

/s/ Ted S. Schweinfurth

Ted S. Schweinfurth

Enclosure

cc:	James D. McGraw, IronClad Encryption Corporation

David Gullickson, IronClad Encryption Corporation

Len Walker, IronClad Encryption Corporation

Louann Richard, Baker & McKenzie